Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

September 10, 2010

Re:	Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2009
Filed February 25, 2010
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated August 27, 2010, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Item 5. Operating and Financial Review and Prospects
A. Results of operations
Research and Development Expenses, page50

1.	For each of your pipeline projects as disclosed on pages 25 and 28 that you deem significant, disclose the following information.

•	The costs incurred by you during each period presented and to date on the project;
•	The nature, timing and estimated costs to be incurred by you necessary to complete the project;
•	The period in which material net cash flow inflows from significant projects are expected to commence; and

•
The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Include a description of your criteria for deeming a project to be significant. For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category. Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

Elan’s Response:

•
In response to your request for disclosure of the research and development (R&D) expenses incurred for each of our pipeline projects during each period presented and the cumulative costs incurred to date, we propose that in our next Form 20-F we will include the following disclosure in “Item 5C. Research and Development, Patents and Licenses, etc.”:

“~~See Item 4.B. “Business Overview” for information on our R&D, Patents and Licenses, etc.~~

“Our research activities are aimed at developing new drug products, new drug delivery processes or technologies, or in bringing about a significant improvement to existing drugs. Our development activities involve the translation of our research into potential new drugs, designs for new processes or technologies, or for a significant improvement to existing drugs. R&D activities may be performed post-regulatory approval of drug products as required by regulators, to provide additional evidence as to the efficacy and safety of a product, to expand the indications for a product, or with the aim of significantly improving the approved product.

R&D expenses include personnel, materials, equipment and facilities costs that are allocated to clearly related R&D activities. The amortization of intangible assets used in R&D activities and the costs of intangibles that are purchased from others for a particular R&D project and that have no alternative future uses are also included in R&D expenses.

BioNeurology

The following table sets forth the R&D expenses incurred for our significant BioNeurology programs (those programs that have advanced to at least Phase 2 development with one or more compounds) and other BioNeurology R&D expenses for the years ended December 31, 2010, 2009 and 2008, and the cumulative amounts to date (in millions):

	2010	2009	2008	Cumulative to date(1)
Aggregation inhibitor (ELND005, with Transition Therapeutics)	$	$21.9	$26.9	$
Tysabri		35.8	43.5
AIP(2)		92.3	114.3
Other R&D(3)		96.1	91.1
Total BioNeurology	$	$246.1	$275.8	$

(1)  Cumulative R&D costs to date include the costs incurred from the date when these individual programs have been separately tracked in preclinical development. Expenditures in the early discovery stage are not tracked by program and accordingly have been excluded from these cumulative amounts.

(2)  As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to AIP.

(3)  Other R&D is comprised of programs related to the treatment of central nervous system (CNS) diseases that have not yet entered Phase 2 development.

EDT

The following table sets forth the R&D expenses incurred for each significant category of R&D activity for EDT for the years ended December 31, 2010, 2009 and 2008 (in millions), namely: client projects; proprietary projects; and technology and equipment development. R&D work performed for client projects typically involves the application of EDT technologies to client-owned compounds and is funded by these clients. Proprietary projects are self-funded and normally involve EDT applying its technologies to selectively develop product candidates. Our technology and equipment projects are focused on improving our core technology offerings and exploring new areas of drug delivery technology.

	2010	2009	2008

Client	$	$18.9	$22.3
Proprietary		18.1	15.1
Technology and equipment		10.5	10.2
Total EDT	$	$47.5	$47.6

For further for information on our R&D, Patents and Licenses, etc., see Item 4B. “Business Overview”.”

The above three categories represent the three individually significant streams of R&D activity for EDT. Since each category consists of a portfolio of projects that changes over time, we have not included the cumulative R&D expense to date in the above disclosure. Similarly, for BioNeurology we have identified those programs we regard as significant as being those which have entered Phase 2 development with one or more compounds, and we have not included the cumulative spend for the non-significant programs within BioNeurology, as again this is a portfolio of programs that changes over time.

•
We believe that the disclosure of the stage of discovery, preclinical and clinical development of each of the projects in our project pipeline disclosures on pages 25 and 28 of our Form 20-F, as well as the descriptions of our programs on pages 18 to 21, provides disclosure of the nature of the efforts necessary to complete the projects.

It has not been our practice to disclose specific estimates of the timelines or total costs to complete the development of any of our drug candidates. In the pharmaceutical industry, the R&D process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline will experience difficulties, delays or failures. This makes it very difficult for us to estimate the total costs to complete the development of any of our drug candidates and to estimate the anticipated completion dates with any degree of accuracy, and raises concerns that attempts to provide estimates of timing may be misleading by implying a greater degree of certainty than actually exists.

As a result of the significant risks and uncertainties in predicting the outcomes and the timelines for our individual pipeline projects, we cannot estimate with any certainty when or if material net cash inflows from our drug candidates will occur.

•
The risks associated with the continued commercialization of Tysabri and the successful development and commercialization of additional products are disclosed in our Form 20-F in “Item 3D. Risk Factors”. In response to your request for disclosure of the risks and uncertainties associated with completing development on schedule and the consequences to our operations, financial position and liquidity, if the project is not completed on a timely basis; we propose that in our next Form 20-F we will include similar disclosure in “Item 5C. Research and Development, Patents and Licenses, etc.”.

Notes to Consolidated Financial Statements
3. Revenue, page 112

2.
You disclose that you are responsible for the distribution of Tysabri in the U.S. and that Biogen Idec is responsible for its distribution outside the U.S., while you share with Biogen Idec most of the development and commercialization costs for this product. You also disclose that you record as revenue the net sales of Tysabri in the U.S., while outside the U.S. you record as revenue your share of the profit or loss on Tysabri sales plus your directly incurred expenses on these sales. Please address the following comments:

•
Please explain to us why it is appropriate to include the costs you incur related to Tysabri sales outside the U.S. in your revenue and reference for us the authoritative literature you rely upon to support your accounting. In your response, please address reporting revenue gross as a principal versus net as an agent as stipulated in ASC 605-45-45.

•
Please explain to us why you apparently deem yourself to be the principal for Tysabri sales in the U.S. when for IFRS purpose you appear to share all world-wide revenues for Tysabri with Biogen Idec as disclosed on page 127 of your 2009 Annual Report furnished as an Exhibit to a Form 6-K submitted on March 29, 2010.

Elan’s Response

•
We report revenue on a net basis as an agent for sales of Tysabri outside of the United States in accordance with ASC 605-45-45. The amount of revenue that is recorded for these sales is the “net amount retained (that is, the amount billed to the customer less the amount paid to a supplier)…” (ASC 605-45-45-1b). The net amount received by Elan from sales of Tysabri outside of the United States includes our 50% share of the operating profit from these sales plus amounts reimbursed to us for our directly incurred expenses in the collaboration. These directly incurred expenses, which are primarily comprised of royalties, relate to costs specified in the Development and Marketing Collaboration Agreement (the “Collaboration Agreement”) that we incur and are payable by us to third party companies. In accordance with ASC 605-45-45-23, reimbursements received for such out-of-pocket expenses incurred should be characterized as revenue in the income statement.

•
In accordance with ASC 605-45-45 and having regard to the terms of the Collaboration Agreement, we performed an evaluation of the various factors and indicators to determine whether Elan is acting as the principal or as an agent for U.S. Tysabri sales. During this evaluation we noted that indicators of Elan acting as the principal and as an agent exist. For example, we are the primary obligor, we have general inventory risk, we perform a significant part of the development and services (product development and order fulfilment), we are responsible for physical loss of inventory, we bear credit risk, and the amount we earn is not fixed.  As the distributor of Tysabri in the United States, Elan is the party under the Collaboration Agreement with the right to set the selling price for the product; however, we do not have complete latitude in setting this price as we must set the price within a range we agree with Biogen Idec. Additionally, we do not have discretion in supplier selection. Having evaluated all of the relevant factors and indicators, and having determined that the positive indicators outweigh the negative indicators; we concluded that Elan was the principal for U.S. sales of Tysabri as the primary indicators of Elan acting as the principal were stronger than the indicators of Elan acting as an agent.

For our IFRS reporting, the world-wide Tysabri collaboration with Biogen Idec, as governed by the Collaboration Agreement, is deemed a jointly controlled operation under IAS 31, “Interests in Joint Ventures” (IAS 31). Therefore, in accordance with paragraph 15 of IAS 31, in respect of our interest in the jointly controlled operation, we recognise in our IFRS financial statements: (a) the assets that we control and the liabilities that we incur; and (b) the expenses that we incur and our share of the income that we earn from the world-wide sales of Tysabri.

We have concluded that the accounting model for recognizing revenue on a jointly controlled operation is different under U.S. GAAP as compared to IFRS, as noted in page 184 of our 2009 IFRS Annual Report where we present the principal differences between IFRS and U.S. GAAP.

18. Equity Method Investment

3.
You disclose that you contributed substantially all of the assets and rights related to your AIP collaboration with Wyeth/Pfizer to Janssen AI, a newly formed subsidiary of Johnson & Johnson, in exchange for a 49.9% equity interest in Janssen AI. You also disclose that you account for your investment in Janssen AI under the equity method and that Johnson & Johnson is obligated to fund the first $500 million of development and commercialization expenses by Janssen AI. Please address the following regarding your application of the equity method of accounting for this arrangement:

•
You disclose that the carrying value of your investment in Janssen AI of $235 million at December 31, 2009 is approximately $100 million below your share of the book value of the net assets of Janssen AI. Please explain to us how this basis difference was generated by separately identifying any basis difference upon the formation of Janssen AI and the subsequent transactions impacting the basis difference since formation. In your response, please explain how your accounting for the basis difference on formation and for any subsequent equity transactions of Janssen AI complies with ASC 323-10-35-13 and ASC 323-10-35-15.

•
Please explain why you did not recognize your proportionate share of Janssen AI’s net loss for the period. Although Johnson & Johnson may be obligated to fund the first $500 million in development and commercialization costs, it appears that ASC 323-10-35-4 requires your share of Janssen AI’s losses to be based upon your ownership of that entity.

In your response, reference for us the authoritative literature you relied upon to support your accounting.

Elan’s Response

•
In accordance with ASC 323-10-30-2 and ASC 805-50-30-2, we initially measured our 49.9% equity interest in Janssen AI based on the fair value of the AIP business that was transferred to Janssen AI. The basis difference between the carrying value of the investment in Janssen AI and our share of the book value of the net assets of Janssen AI is solely attributable to the difference in valuation of the specific long-lived assets transferred upon formation of Janssen AI.  Our valuation differs from the valuation that was performed by Janssen AI for the purpose of recording the initial carrying value of the specific long-lived assets in the financial statements of Janssen AI.  We understand that the principal source of the difference between the valuations relates to the estimated future revenues expected to be derived from the specific long-lived assets.

In accordance with ASC 323-10-35-5b, our proportionate share of Janssen AI’s future earnings or losses will be adjusted to recognize the basis difference over the remaining estimated useful lives of the long-lived assets. Accordingly, none of the basis difference was accounted for under ASC 323-10-35-13.

No subsequent transactions have impacted on the basis difference since formation as the specific long-lived assets giving rise to the basis difference are not yet available for use, and therefore, were not depreciated in the period since formation.

With respect to ASC 323-10-35-15, we have not entered into any subsequent transactions of a capital nature with Janssen AI that have affected our share of the shareholders’ equity of Janssen AI since its formation.

•
ASC 323-10-05-4 states that the equity method of accounting is a means of recognizing increases and decreases measured by GAAP in the economic resources underlying the investments. In situations with more complex capital structures, such as the provision of the Johnson & Johnson $500 million funding commitment, this balance-sheet-oriented approach to the equity method of accounting results in a different accounting model to the income-statement-oriented approach described in ASC 323-10-35-4. In accordance with ASC 323-10-05-4, we believe that the Johnson & Johnson $500 million funding commitment should be excluded from our share of the book value of the net assets of Janssen AI because we have no legal entitlement to any share of this funding. Under the terms of the agreements governing the formation and operation of Janssen AI, in the event that either an AIP product reaches the market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500 million has been spent, Johnson & Johnson is not required to contribute the full $500 million and we are not entitled to any share of the unspent amount remaining at that point. Additionally, we do not have any legal entitlement to any share of any unspent monies from this $500 million funding commitment upon a liquidation of

Janssen AI. Accordingly, it would not be appropriate for us to include any element of this funding commitment in our share of the book value of the net assets of Janssen AI. Given that the Johnson & Johnson $500 million funding commitment should be excluded from our share of the book value of the net assets of Janssen AI, our share of the losses of Janssen AI should also exclude the $500 million in development and commercialization expenses which Johnson & Johnson are solely obligated to fund.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

Shane Cooke
Executive Vice President and Chief Financial Officer